Exhibit 99.2

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

AS OF JUNE 30, 2016

UNAUDITED

INDEX

Page

Condensed Consolidated Financial Statements - in U.S. dollars:

Condensed Consolidated Statements of Financial Position	2 - 3

Condensed Consolidated Statements of Comprehensive Loss	4

Condensed Consolidated Statements of Changes in Equity	5 - 9

Condensed Consolidated Statements of Cash Flows	10 - 12

Notes to Financial Statements	13 - 21

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XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	June 30,		December 31,
	2016	2015	2015

	U.S. dollars in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,605	4,820	3,817
Marketable securities	362	281	251
Other accounts receivable	250	124	197

	3,217	5,225	4,265

NON-CURRENT ASSETS:
Restricted deposits	10	32	10
Property, plant and equipment, net	9	22	11
Intangible assets, net	1,101	2,582	1,037

	1,120	2,636	1,058

Total assets	4,337	7,861	5,323

The accompanying notes are an integral part of the condensed consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	June 30,		December 31,
	2016	2015	2015

	U.S. dollars in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	68	61	118
Other accounts payable	190	170	318

	258	231	436

NON-CURRENT LIABILITIES	-	-	-

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	6,624	6,606	6,606
Premium on shares, options and warrants	150,784	150,748	150,748
Reserve for AFS financial assets	111	-	-
Reserve from transactions with non-controlling interests	20	20	20
Accumulated deficit	(153,460)	(149,744)	(152,487)

Total equity	4,079	7,630	4,887

Total liabilities and equity	4,337	7,861	5,323

The accompanying notes are an integral part of the condensed consolidated financial statements.

Shlomo Shalev	Josh Levine	David Kestenbaum
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements by the Company's Board: September 26, 2016.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015

	U.S. dollars in thousands (except per share data)

Research and development expenses	(355)	(111)	(122)	(69)	(578)
General and administrative expenses	(713)	(746)	(344)	(412)	(1,419)
Impairment of intangible assets	-	-	-	-	(1,604)
Other gains (losses), net	-	-	-	-	(10)

Operating loss	(1,068)	(857)	(466)	(481)	(3,611)

Finance income	19	19	-	14	4
Finance expenses	(5)	(205)	11	40	(15)

Finance income (expenses), net	14	(186)	(11)	54	(11)

Loss from continuing operations	(1,054)	(1,043)	(477)	(427)	(3,622)

Loss from discontinued operations	-	(460)	-	-	(689)

Total loss for the period	(1,054)	(1,503)	(477)	(427)	(4,311)

Other comprehensive income from continuing operations:
Change in fair value of marketable securities	111	-	84	-	-

Comprehensive loss for the period	(943)	(1,503)	(393)	(427)	(4,311)

Loss for the period attributable to:
Equity holders of the Company	(1,054)	(1,505)	(477)	(427)	(4,313)
Non-controlling interests	-	2	-	-	2

	(1,054)	(1,503)	(477)	(427)	(4,311)

Comprehensive loss for the period attributable to:
Equity holders of the Company	(943)	(1,505)	(393)	(427)	(4,313)
Non-controlling interests	-	2	-	-	2

	(943)	(1,503)	(393)	(427)	(4,311)

Basic and diluted loss per share (in U.S. dollars):
From continuing operations	(0.004)	(0.004)	(0.002)	(0.001)	(0.014)
From discontinued operations	-	(0.002)	-	-	(0.003)

Loss per share for the period	(0.004)	(0.006)	(0.002)	(0.001)	(0.017)

The accompanying notes are an integral part of the condensed consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Six months ended June 30, 2016
	Share capital	Share premium and options	Accumulated deficit	Reserve from transactions with non-controlling interests	Reserve for AFS financial assets	Total
	U.S. dollars in thousands

Balance as of January 1, 2016	6,606	150,748	(152,487)	20	-	4,887

Loss for the period	-	-	(1,054)	-	-	(1,054)
Other comprehensive gain for the period	-	-	-	-	111	111
Total comprehensive loss for the period	-	-	(1,054)	-	111	(943)

Share-based payment to employees and others	-	-	81	-	-	81
Share-based payment to vendor	18	36	-	-	-	54

Balance as of June 30, 2016	6,624	150,784	(153,460)	20	111	4,079

	Six months ended June 30, 2015
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Reserve from transactions with non-controlling interests	Total	Non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2015	6,198	148,276	(148,322)	(1,501)	9	4,660	19	4,679

Loss for the period	-	-	(1,505)	-	-	(1,505)	2	(1,503)

Share-based payment to employees and others	-	-	83	-	-	83	-	83
Issuance of shares and warrants	408	3,059	-	-	-	3,467	-	3,467
Deconsolidation of subsidiary	-	(587)	-	1,501	11	925	(21)	904

Balance as of June 30, 2015	6,606	150,748	(149,744)	-	20	7,630	-	7,630

The accompanying notes are an integral part of the condensed consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Three months ended June 30, 2016
	Share capital	Share premium and options	Accumulated deficit	Reserve from transactions with non-controlling interests	Reserve for AFS financial assets	Total
	U.S. dollars in thousands

Balance as of April 1, 2016	6,615	150,766	(153,042)	20	27	4,386

Loss for the period	-	-	(477)	-	-	(477)
Other comprehensive gain for the period	-	-	-	-	84	84
Total comprehensive loss for the period	-	-	(477)	-	84	(393)

Share-based payment to employees and others	-	-	59	-	-	59
Share-based payment to vendor	9	18	-	-	-	27

Balance as of June 30, 2016	6,624	150,784	(153,460)	20	111	4,079

	Three months ended June 30, 2015
	Share capital	Share premium and options	Accumulated deficit	Reserve from transactions with non-controlling interests	Total
	U.S. dollars in thousands

Balance as of April 1, 2015	6,206	147,765	(149,354)	20	4,637

Loss for the period	-	-	(427)	-	(427)

Share-based payment to employees and others	-	-	37	-	37
Issuance of shares and warrants	400	2,983	-	-	3,383

Balance as of June 30, 2015	6,606	150,748	(149,744)	20	7,630

The accompanying notes are an integral part of the condensed consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Year ended December 31, 2015
	Share capital	Premium on shares, options and warrants	Accumulated deficit	Treasury shares	Reserve from transactions with non-controlling interests	Total	Non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2015	6,198	148,276	(148,322)	(1,501)	9	4,660	19	4,679

Total comprehensive loss	-	-	(4,313)	-	-	(4,313)	2	(4,311)

Share-based payment to employees and others	-	-	148	-	-	148	-	148
Purchase of intangible assets through issuance of equity	8	76	-	-	-	84	-	84
Issuance of shares and warrants	400	2,983	-	-	-	3,383	-	3,383
Transaction with non-controlling interests in InterCure	-	-	-	-	11	11	5	16
Loss of control in InterCure	-	(587)	-	1,501	-	914	(26)	888

Balance as of December 31, 2015	6,606	150,748	(152,487)	-	20	4,887	-	4,887

The accompanying notes are an integral part of the condensed consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015

	U.S. dollars in thousands
Cash flows from operating activities:

Loss for the period	(1,054)	(1,503)	(477)	(427)	(4,311)
Adjustments to reconcile loss to net cash used in operating activities (a)	(111)	578	(31)	(87)	2,450

Net cash used in operating activities	(1,165)	(925)	(508)	(514)	(1,861)

Cash flows from investing activities:

Sale of investment in subsidiary	-	20	-	-	-
Deconsolidation of subsidiary	-	-	-	-	(55)
Decrease in restricted deposit	-	-	1	-	21
Increase in restricted deposit	-	(11)	-	(12)	(10)
Purchase of property, plant and equipment	-	(2)	-	(2)	(2)
Purchase of intangible assets	(64)	-	-	-	(64)

Net cash provided by (used in) investing activities	(64)	7	1	(14)	(110)

Cash flows from financing activities:

Proceeds from issuance of shares and options	-	3,559	-	3,559	3,559
Sale of subsidiary shares	-	-	-	-	20

Net cash provided by financing activities	-	3,559	-	3,559	3,579

Increase (decrease) in cash and cash equivalents	(1,229)	2,641	(507)	3,031	1,608
Gains (losses) from exchange rate differences on cash and cash equivalents	17	20	3	36	(2)
Reclassification of cash in subsidiary to assets of disposal group held for sale	-	-	-	-	52
Cash and cash equivalents at the beginning of the period	3,817	2,159	3,109	1,753	2,159

Cash and cash equivalents at the end of the period	2,605	4,820	2,605	4,820	3,817

The accompanying notes are an integral part of the condensed consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2016	2015	2016	2015	2015

		U.S. dollars in thousands
(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	2	4	1	2	7
	Loss from disposal of property, plant and equipment	-	-	-	-	5
	Loss from disposal of intangible assets	-	-	-	-	5
	Share-based payment transactions to employees and others	135	83	86	37	148
	Exchange rate differences on operating activities	(17)	(20)	(3)	(36)	2
	Change in marketable securities fair value	-	194	-	(24)	-
	Disposal of investment in subsidiary		464	-	-	689
	Impairment of intangible assets	-	-	-	-	1,604
	Other financial expenses	-	-	-	-	6

		120	725	84	(21)	2,466
	Changes in operating asset and liability items:

	Decrease (increase) in other accounts receivable	(53)	110	(1)	52	36
	Increase (decrease) in trade payables	(50)	(174)	(74)	(128)	(117)
	Increase (decrease) in other accounts payable	(128)	(83)	(40)	10	65

		(231)	(147)	(115)	(66)	(16)

		(111)	578	(31)	(87)	2,450

(b)	Additional information on cash flows from operating activities:

	Interest received	-	-	-	3	-

The accompanying notes are an integral part of the condensed consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2016	2015	2016	2015	2015

		U.S. dollars in thousands

(c)	Non-cash activities:
	Conversion of convertible loan into capital in subsidiary	-	50	-	-	-

	Share-based payment for intangible assets	-	84	-	-	84

	Share-based payment to vendor	54	-	27	-	-

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015

	U.S. dollars in thousands

Disposal of consolidated subsidiary:

Non-current assets held for sale	-	507	-	-	507
Non-current liabilities held for sale	-	(449)	-	-	(449)
Disposal of treasury shares	-	1,501	-	-	1,501
Negative premium from disposal of treasury shares	-	(587)	-	-	(587)
Investment in associate at fair value	-	(482)	-	-	(482)
Loss from disposal of subsidiary	-	(464)	-	-	(464)
Non-controlling interests	-	(26)	-	-	(26)

	-	-	-	-	-

The accompanying notes are an integral part of the condensed consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED CONSOLIDTED FINANCIAL STATEMENTS AS OF JUNE 30, 2016 (UNAUDITED)

NOTE 1:- GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) is engaged in the development of therapeutics for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 5 HaCharoshet Street, Raanana 4365603, Israel.

The Company’s American Depository Shares (“ADSs”) are listed for trading on the Nasdaq Capital Market and its ordinary shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

As of June 30, 2016, the Company has the following subsidiary:

Xtepo Ltd. – a wholly owned (100%) private company incorporated in Israel which holds a license for the exclusive use of the patent for the rHuEPO drug for the treatment of Multiple Myeloma.

The Company and Xtepo Ltd. are heretofore referred to as the Group.

b.	The Company has incurred continuing losses and depends on outside financing resources to continue its activities. Based on existing business plans, the Company’s management estimates that its outstanding cash and cash equivalent balances will allow the Company to finance its activities for an additional period of at least 12 months from the date of this report. However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management’s current and known expectations as of the date of these financial statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

The Company expects to incur additional losses in 2016 arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will need to raise additional funds by issuing securities. Should the Company fail to raise additional capital under standard terms, it will be required to further reduce its development activities or sell or grant a sublicense to third parties to use all or part of its technologies.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED CONSOLIDTED FINANCIAL STATEMENTS AS OF JUNE 30, 2016 (UNAUDITED)

NOTE 2:- BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

a.	The condensed consolidated financial information of the Company as of June 30, 2016 and 2015, and for the respective interim periods of three and six months then ended (“interim financial information”) has been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) and includes the additional disclosure requirements in accordance with Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This interim financial information does not contain all the information and disclosures that are required in the framework of the annual financial statements. This interim financial information should be read in conjunction with the annual financial statements for 2015 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This interim financial information does not contain all information and notes required by IFRS for annual financial statements. In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s financial position and results of operations and cash flows for the three and six-month periods ended June 30, 2016 and 2015.

b.	Estimates – the preparation of the interim financial statements requires the Company's management to make judgments and to use accounting estimates and assumptions that have an effect on the application of the Company's accounting policies and on the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates.

In the preparation of these condensed consolidated interim financial statements, the significant judgment exercised by management in applying the Company's accounting policies and the uncertainties involved in the key sources of the estimates were identical to those in the annual consolidated financial statements for the year ended December 31, 2015.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED CONSOLIDTED FINANCIAL STATEMENTS AS OF JUNE 30, 2016 (UNAUDITED)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies and methods of computation adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the annual financial statements for 2015.

Disposal of subsidiary

(i)	When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate or financial asset.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED CONSOLIDTED FINANCIAL STATEMENTS AS OF JUNE 30, 2016 (UNAUDITED)

NOTE 4: SIGNIFICANT EVENTS DURING THE PERIOD

a.	On February 1, 2016, the Company paid Yeda an amount of approximately $64 thousand, as the fourth of six installments for the patent expenses reimbursement stipulated in the license agreement for hCDR1 for the treatment of systemic lupus erythematosus (SLE).

b.	In February 2016, the Company issued 340,000 ordinary shares, represented by 17,000 ADSs, to a service provider, as part of the terms of a service agreement signed in January 2016. Shares are restricted in accordance with Rule 144 of the U.S. Securities and Exchange Commission.

c.	On March 4, 2016, the Company entered into an agreement with its newly appointed Medical Director, Dr. Daphna Paran. According to the agreement, Dr. Paran’s compensation includes an allocation of 50,000 stock options, exercisable into 50,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.6 per stock option, as previously approved by the Board of Directors of the Company. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company’s Board’s decision) was approximately $2 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the date of grant. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 74.40%, risk-free interest rates of 1.97% and expected life until exercise of 10 years.

d.	On March 31, 2016, a general meeting of shareholders of the Company approved the remuneration terms of the Chairman of the Board of Directors of the Company, retroactive to September 1, 2015. The terms include monthly remuneration in the amount of NIS 20,000, as well as the allocation of 1,500,000 stock options, exercisable into 1,500,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.6 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of approval by the general meeting) was approximately $63 thousand. The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the date of grant. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 74.40%, risk-free interest rates of 1.97% and expected life until exercise of 10 years.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED CONSOLIDTED FINANCIAL STATEMENTS AS OF JUNE 30, 2016 (UNAUDITED)

NOTE 4: SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

e.	On March 31, 2016, a general meeting of shareholders of the Company approved the allocation of 1,000,000 stock options to the Company’s Chief Executive Officer, exercisable into 1,000,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.6 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of approval by the general meeting) was approximately $42 thousand. The exercise period of the stock options is a maximum of ten years from the date of grant. 33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in eight equal portions each quarter over a period of two years from the first anniversary. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 74.40%, risk-free interest rates of 1.97% and expected life until exercise of 10 years.

f.	On May 5, 2016, the Company issued an additional 340,000 ordinary shares, represented by 17,000 ADSs, to a service provider, as part of the terms of a service agreement signed in January 2016. Shares are restricted in accordance with Rule 144 of the U.S. Securities and Exchange Commission.

g.	On May 31, 2016, the Board of Directors of the Company approved the allocation of 400,000 stock options to the Company’s Chief Financial Officer, exercisable into 400,000 ordinary shares of NIS 0.1 par value each of the Company, for an exercise price of NIS 0.6 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of approval by the general meeting) was approximately $14 thousand. The exercise period of the stock options is a maximum of ten years from the date of grant. 33.33% of the stock options vest following the lapse of 12 months from the grant date, and the remaining 66.67% vest in eight equal portions each quarter over a period of two years from the first anniversary. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 74.40%, risk-free interest rates of 1.97% and expected life until exercise of 10 years.

NOTE 5: EVENTS AFTER THE REPORTING PERIOD

On July 7, 2016, the Company and Yeda reached an agreement whereby the remaining two installments for the patent expenses reimbursement stipulated in the license agreement for hCDR1 for the treatment of systemic lupus erythematosus (SLE) would be paid on April 7, 2017 and other development milestones would be postponed by nine months.

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